UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)1

Gyrodyne, LLC
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

403829104
(CUSIP Number)

STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2022
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,734
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 74,734
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.        Security and Issuer.

This statement relates to the common stock, par value $1.00 per share (the “Shares”), of Gyrodyne, LLC a New York limited liability company (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Flowerfield, Suite 24, St. James, New York 11780.

Item 2.        Identity and Background.

(a) This statement is filed by:
(i)    Star Equity Holdings, Inc., a Delaware corporation (“Star Equity Holdings”);
(ii)    Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);
(iii)    Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;
(iv)    Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;
(v)    Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management; and
(vi)    Star Value, LLC., a Delaware limited liability company (“Star Value”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.

(c) The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity Holdings, Inc. is serving as a diversified holding company with various divisions. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO and board member of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Other than as set forth here in this paragraph, no Reporting Person, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 14, 2017, File No. 3-17847 (the “Consent Agreement”). Without admitting or denying the findings set forth in the Consent Agreement, among other things, (A) Mr. Eberwein and LSVM consented to ceasing and desisting from committing or causing any violations and any future violations of Section 13(d) of the Exchange Act, and Rules 13d-1 and 13d-2 promulgated thereunder, (B) Mr. Eberwein consented to ceasing and desisting from committing or causing any violations and any future violations of Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, (C) Mr. Eberwein agreed to pay a civil money penalty in the amount of $90,000 to the SEC, and (D) LSVM agreed to pay a civil money penalty in the amount of $120,000 to the SEC. The Consent Agreement did not include any finding that (i) Mr. Eberwein and LSVM or any of their affiliates committed any violations of the federal securities laws, or (ii) there was any harm to any investor in Lone Star Value Investors, LP or its affiliates. On February 24, 2020, the SEC issued an order (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

(f)      Mr. Eberwein is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 74,734 Shares beneficially owned by Star Equity Fund is approximately $941,007, excluding brokerage commissions, of which 200 shares are held directly by Star Equity Fund.
Item 4.     Purpose of Transaction.
On March 23, 2022, Star Equity Fund (together with the other Reporting Persons, the “Shareholder Group”) delivered a letter to the Issuer announcing an intent to nominate highly qualified candidates for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2022 annual meeting of shareholders (“Annual Meeting”). Unfortunately, despite multiple requests by the Shareholder Group, the Issuer refused to provide the Reporting Persons with certain documents required for a shareholder to nominate candidates for election to the Board in accordance with the Issuer's Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). The Issuer also refused to waive provisions of the LLC Agreement requiring ownership of at least 1% of the outstanding Shares for more than a year, or 5% of the outstanding Shares, for a shareholder to nominate candidates for election to the Board. In our view, the Board has used these provisions of the LLC Agreement as an entrenchment mechanism to protect the incumbent directors from accountability to shareholders.

On August 1, 2022, the Shareholder Group issued a press release and open letter to the Board (the “Press Release”) announcing the Shareholder Group’s intent to vote at the Annual Meeting as follows: (i) WITHHOLD on the re-election of incumbent board members Paul Lamb and Richard Smith and (ii) AGAINST Proposal 2, the compensation of the Issuer’s named executive officers, as a signal to Issuer’s incumbent Board on the poor structure of its Retention Bonus Plan amended recently in May 2022 (the “Bonus Plan”). As more fully explained in the Press Release, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, the Shareholder Group is concerned that the Board has failed to adequately align itself with shareholders, as evidenced by the Board’s limited stock ownership as well as by the Board compensating itself via the Bonus Plan, of which 65% goes to the Board, whose members own a small amount of Shares, and have an average tenure on the Board of approximately 20 years.

The Shareholder Group calls for specific corporate governance changes including the declassification of the Board, as more fully explained in Declassification Presentation, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The Shareholder Group believes that the Issuer’s shareholders need a refreshed Board capable of considering and implementing changes.
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons have engaged, and may continue to engage, in general discussions with the Issuer's Board and management team, including with respect to the composition of the Board, the Issuer’s corporate governance and evaluating all options to maximize shareholder value, including potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.        Interest in Securities of the Issuer.

The aggregate percentage of the Shares reported owned by each person named herein is based upon 1,482,680 Shares outstanding as of July 18, 2022, which is the total number of Shares reported outstanding in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 20, 2022.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 74,734 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.04%
(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.    Star Equity Fund
(a)    As of the close of business on August 1, 2022, Star Equity Fund beneficially owned 74,734 Shares.
Percentage: Approximately 5.04%
(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 74,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.04%
(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 74,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.04%
(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.    Mr. Eberwein
(a)    Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 74,734 Shares owned by Star Equity Fund.
Percentage: Approximately 5.04%

(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 5.04%
(b)    1. Sole power to vote or direct vote: 74,734
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 74,734
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)    Not applicable.

Item 6.	Material to be Filed as Exhibits.
On August 1, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following items are to be filed as exhibits:

99.1	Joint Filing Agreement
99.2	Press Release, dated August 1, 2022
99.3	Declassification Presentation.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 1, 2022

Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

1	$12.01	6/6/2022
100	$12.01	6/8/2022
578	$12.01	6/15/2022
2	$12.01	6/16/2022
20	$12.01	6/30/2022
2	$12.01	7/1/2022
2,486	$12.01	7/6/2022
2	$11.41	7/8/2022
21	$12.01	7/13/2022
20	$12.01	7/25/2022
1,476	$12.50	7/26/2022

1 The prices reported in this column are weighted average prices. Star Equity Fund, LP undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.